NEVSUN RESOURCES LTD. Consolidated Financial Statements Years ended December 31, 2015 and 2014 (Expressed in United States dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nevsun Resources Ltd. and other information contained in the Management’s Discussion and Analysis are the responsibility of management and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include amounts that are based on management’s best judgements and estimates.

Management is responsible for establishing and maintaining a system of internal control over financial reporting. This system is designed to provide management with reasonable assurance that the financial information is accurate, reliable and relevant, and that the Company’s assets are adequately safeguarded.

The Board of Directors, through the Audit Committee, approves the consolidated financial statements and Management’s Discussion and Analysis and is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Audit Committee, consisting of non-executive directors, meets periodically with management, as well as the external auditors, to satisfy itself that each party is properly discharging its responsibilities. The auditors have full and free access to the Audit Committee, with or without management present.

The consolidated financial statements have been audited by KPMG LLP, Registered Public Accountants. Their report outlines the scope of their audit and the opinion rendered.

“Cliff T. Davis”
Cliff T. Davis
Chief Executive Officer

“Tom Whelan”
Tom Whelan
Chief Financial Officer

February 24, 2016

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Nevsun Resources Ltd.

We have audited the accompanying consolidated financial statements of Nevsun Resources Ltd., which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, the consolidated statements of comprehensive income, changes in cash flows and equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Nevsun Resources Ltd. as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants

February 24, 2016
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG Confidential

NEVSUN RESOURCES LTD. Consolidated Balance Sheets (Expressed in thousands of United States dollars)

	Note	December 31, 2015	December 31, 2014

Assets

Current assets
Cash and cash equivalents	6	$434,340	$442,418
Accounts receivable and prepaids	7	15,209	32,188
Inventories	8	77,495	86,851
Due from non-controlling interest	9	5,355	21,211
		532,399	582,668
Non-current assets
Due from non-controlling interest	9	38,825	27,272
Account receivable	7	725	1,087
Inventories	8	20,042	14,819
Mineral properties, plant and equipment	10	412,129	360,840
		471,721	404,018
Total assets		$1,004,120	$986,686

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities	11	$56,881	$54,169
Dividends payable		7,991	7,986
Income taxes payable		5,385	533
		70,257	62,688

Non-current liabilities
Deferred income taxes	12	65,431	56,906
Provision for mine closure and reclamation	13	38,732	34,196
		104,163	91,102
Total liabilities		174,420	153,790

Equity
Share capital	14	407,945	407,359
Share-based payments reserve		15,796	16,202
Retained earnings		245,580	253,035
Equity attributable to Nevsun shareholders		669,321	676,596

Non-controlling interest		160,379	156,300
Total equity		829,700	832,896
Total liabilities and equity		$1,004,120	$986,686

Commitments and contingencies (notes 19, 24)

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board:

“Robert J. Gayton”	Director	“R. Stuart Angus”	Director
Robert J. Gayton		R. Stuart Angus

NEVSUN RESOURCES LTD. Consolidated Statements of Comprehensive Income (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2015 and 2014

	Note	2015	2014

Revenues	16	$356,872	$555,012
Cost of sales
Operating expenses	17	(200,890)	(194,522)
Royalties		(18,176)	(25,072)
Depreciation and depletion	10	(45,093)	(40,081)
Operating income		92,713	295,337

Administrative expenses	18	(13,595)	(17,363)
Finance income	9	3,210	2,974
Finance costs	13	(1,536)	(1,906)
Income before taxes		80,792	279,042

Income taxes	12	(34,919)	(112,477)
Net income and comprehensive income		$45,873	$166,565

Net income and comprehensive income attributable to:
Nevsun shareholders		$22,794	$93,394
Non-controlling interest		23,079	73,171
		$45,873	$166,565

Earnings per share attributable to Nevsun shareholders:	14
Basic		$0.11	$0.47
Diluted		$0.11	$0.47

The accompanying notes form an integral part of these consolidated financial statements.

NEVSUN RESOURCES LTD. Consolidated Statements of Cash Flows (Expressed in thousands of United States dollars) Years ended December 31, 2015 and 2014

	Note	2015	2014
Operating activities
Net income		$45,873	$166,565
Items not involving the use (receipt) of cash
Depreciation and depletion		45,120	40,125
Income taxes		34,919	112,477
Share based compensation	14	833	2,208
Interest income on due from non-controlling interest	9	(2,197)	(2,621)
Provision for inventory obsolescence		5,373	2,094
Other		251	(149)

		130,172	320,699
Changes in non-cash operating capital
Accounts receivable and prepaids		18,853	(8,977)
Inventories		(9,209)	(30,865)
Accounts payable and accrued liabilities		2,279	25,623

Cash generated from operating activities		142,095	306,480
Income taxes paid	12	(21,790)	(88,983)

Net cash provided by operating activities		120,305	217,497
Investing activities
Expenditures on mineral properties, plant and equipment		(85,439)	(55,118)
Pre-commercial production copper sales receipts		-	50,936
Loan to supplier		-	(2,200)
Changes in non-cash working capital related to investing activities		1,074	2,124

Net cash used in investing activities		(84,365)	(4,258)
Financing activities
Dividends paid to Nevsun shareholders	14	(31,954)	(34,770)
Distributions to non-controlling interest		(19,000)	(76,750)
Amounts repaid by non-controlling interest, including interest	9	6,500	37,332
Issuance of common shares, net of issue costs	14	436	643

Net cash used in financing activities		(44,018)	(73,545)
Increase (decrease) in cash and cash equivalents		(8,078)	139,694
Cash and cash equivalents, beginning of year		442,418	302,724
Cash and cash equivalents, end of year		$434,340	$442,418

Supplementary cash flow information (note 6 )

The accompanying notes form an integral part of these consolidated financial statements.

NEVSUN RESOURCES LTD. Consolidated Statements of Changes in Equity (Expressed in thousands of United States dollars) Years ended December 31, 2015 and 2014

	Number of shares (note 14)	Share capital (note 14)	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest	Total equity
December 31, 2013	199,307,802	$405,979	$14,843	$187,795	$608,617	$159,879	$768,496
Exercise of stock options	345,000	1,327	-	-	1,327	-	1,327
Transfer to share capital on exercise of options	-	53	(53)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(774)	774	-	-	-
Share-based payments	-	-	2,186	-	2,186	-	2,186
Income for the year	-	-	-	93,394	93,394	73,171	166,565
Dividends declared	-	-	-	(28,928)	(28,928)	-	(28,928)
Distributions to non-controlling interest	-	-	-	-	-	(76,750)	(76,750)
December 31, 2014	199,652,802	$407,359	$16,202	$253,035	$676,596	$156,300	$832,896
Exercise of stock options	128,667	436	-	-	436	-	436
Transfer to share capital on exercise of options	-	150	(150)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(1,710)	1,710	-	-	-
Share-based payments	-	-	1,454	-	1,454	-	1,454
Income for the year	-	-	-	22,794	22,794	23,079	45,873
Dividends declared	-	-	-	(31,959)	(31,959)	-	(31,959)
Distributions to non-controlling interest	-	-	-	-	-	(19,000)	(19,000)
December 31, 2015	199,781,469	$407,945	$15,796	$245,580	$669,321	$160,379	$829,700

The accompanying notes form an integral part of these consolidated financial statements.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

1.	Description of business and nature of operations

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are engaged in the acquisition, exploration, development and operation of mineral property interests. Nevsun is a public company which is listed on the TSX and the NYSE MKT LLC, under the trading symbol “NSU”. Nevsun was incorporated under the laws of the Province of British Columbia under the Company Act (British Columbia), is currently governed by the Business Corporations Act (British Columbia) and maintains its head office at Suite 760 – 669 Howe Street, Vancouver, British Columbia, Canada, V6B 0C4 and its registered and records office at 1000 – 840 Howe Street, Vancouver, British Columbia, Canada, V6Z 2M1 and its website address is www.nevsun.com.

The Company’s principal operation is the Bisha Mine, owned via the Eritrean registered corporation, Bisha Mining Share Company (BMSC or the Bisha Mine), in which Nevsun has a 60% interest. The remaining 40% ownership in BMSC is owned by the State-owned Eritrean National Mining Corporation (ENAMCO), representing a non-controlling interest. The Bisha Mine is a gold, copper and zinc deposit. Mining of the gold oxide phase began in 2010 and was substantially completed by the end of the second quarter of 2013. Commissioning of the copper flotation plant at the Bisha Mine commenced in late June 2013. On December 1, 2013, the Company determined the commissioning phase of the copper expansion had been completed as the copper plant and facilities were operating in the manner intended by management. Mining of the supergene copper ore is expected to continue until early 2016 at which time the Bisha Mine plans to begin to process ore from the primary phase. The primary phase ore contains a significant amount of both zinc and copper. Construction of the zinc plant began in 2014 with commissioning of the plant scheduled to start in Q2 2016.

The consolidated financial statements of Nevsun for the year ended December 31, 2015, were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on February 24, 2016.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments which have been measured at fair value. These consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise noted.

The significant accounting policies are presented in Note 3 and have been applied consistently in each of the periods presented. The critical judgements in applying accounting policies and sources of estimation are presented in Note 5.

3.	Summary of significant accounting policies

(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany transactions and balances are eliminated on consolidation. For subsidiaries that the Company controls but does not own 100% of, the interest attributable to non-controlling shareholders is reflected in non-controlling interest. Adjustments to non-controlling interests are accounted for as equity transactions and adjustments that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

3.	Summary of significant accounting policies (continued)

(a)	Principles of consolidation (continued)

Significant subsidiaries of Nevsun Resources Ltd. are as follows:

			Nevsun’s effective interest
Name	Country of incorporation	Principal activity	(%)

Nevsun (Barbados) Holdings Ltd.	Barbados	Holding company	100
Nevsun Africa (Barbados) Ltd.	Barbados	Holding company	100
Nevsun Resources (Eritrea) Ltd.	Barbados	Holding company	100
Bisha Mining Share Company	Eritrea	Mining	60

(b)	Foreign currency translation

The functional and reporting currency of the Company and all its subsidiaries is the United States dollar. Transactions in currencies other than the functional currency are recorded at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate on the date of the transaction. Foreign currency translation differences are recognized in profit or loss.

(c)	Revenue recognition and trade receivables

The Company includes proceeds from the sale of product, including by-product, in revenue. Revenue is recognized when the transfer of title and the risk and rewards of ownership pass to the customer provided that collection is reasonably assured, the price can be reliably measured, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be reliably measured.

All sales are completed in the form of executed sales agreements where final prices are determined by quoted market prices on a date subsequent to the date of sale. Revenue is recorded on a provisional basis based on current market prices on the date of sale. Adjustments are made to the sale price based on movements in quoted market prices up to the date of final pricing. The adjustment mechanism in these sales agreements is considered an embedded derivative. The fair value of the final sales price adjustment is adjusted each reporting period by reference to forward market prices and the changes in fair value are recorded as an adjustment to revenue. Any subsequent variations in the final determination of metal concentrate weight and metal content are also recognized as revenue adjustments.

Revenue is recorded net of treatment and refining charges.

(d)	Inventories

Inventories include materials and supplies, work-in-progress and finished goods, and are valued at the lower of weighted average cost and net realizable value. Average costs are calculated by reference to the cost levels experienced in the current month together with those in opening inventory. Cost for materials and supplies includes purchase price and freight, and cost for work-in-progress and finished goods are the costs of production. For this purpose, the costs of production include:

(i)	fuel, power, labour costs, materials, and contractor expenses that are all directly attributable to the extraction and processing of ore;

(ii)	the depreciation of mineral properties and plant and equipment used in the extraction and processing of ore; and

(iii)	production overheads.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

3.	Summary of significant accounting policies (continued)

(d)	Inventories (continued)

Work-in-progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. Quantities are assessed primarily through surveys and assays.

Write-downs of inventories to net realizable value and all losses of inventories are recognized as an expense in the period in which the write-down or loss occurred. Such write-downs are reversed in the event that there is a subsequent increase in the net realizable value of the inventory. Net realizable value is based on market prices less costs of completion and selling expenses.

(e)	Mineral properties, plant and equipment

(i)	Exploration and evaluation

Once the legal rights to explore an area have been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation, and are included within mineral properties, plant and equipment. Costs incurred prior to the Company obtaining the legal rights are expensed. Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential. Obligations for removal and restoration as a result of undertaking the exploration and evaluation are capitalized. Management reviews the carrying value of capitalized exploration costs at least annually. The review is based on the Company’s intentions for further exploration and development of the undeveloped property. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a property does not prove viable, all irrecoverable costs associated with the project, net of any previous impairment provisions, are written off.

(ii)	Development and construction in progress

When economically viable reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress and are included within mineral properties, plant and equipment. Costs associated with the commissioning of new assets incurred before they are operating in the way intended by management, including directly attributable costs of testing, are capitalized. Development expenditures are net of the proceeds of the sale of metals from ore extracted during this phase. When developed or constructed assets are operating in the way intended by management, construction-in-progress costs are reclassified to mineral properties or plant and equipment.

The costs of removing overburden to access ore are capitalized as pre-production stripping costs and are included within mineral properties, plant and equipment.

(iii)	Plant and equipment

Plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use, along with the future cost of dismantling and removing the asset.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

3.	Summary of significant accounting policies (continued)

(e)	Mineral properties, plant and equipment (continued)

(iv)	Lease arrangements

Leases that transfer substantially all of the benefits and risks incidental to the ownership of property to the Company are accounted for as finance leases. Assets under finance lease are originally capitalized at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the finance lease obligation and finance charge. The plant and equipment acquired under finance lease is depreciated over the shorter of the asset’s useful life and the lease term. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. Where a lease is prepaid, the obligation is offset against the prepayment.

The Company has entered into arrangements that are in substance leasing arrangements and have been accounted for in accordance with this policy.

(v)	Depreciation and depletion

Mineral properties, plant and equipment associated with mining operations are depreciated over the estimated useful lives of the assets on a units-of-production basis or on a declining balance basis at rates of 5% to 33% per annum, as appropriate. All other equipment is depreciated on a declining balance basis at rates of 5% to 33%, as appropriate. Depreciation methods and useful lives are reviewed at each reporting date and adjusted as required.

(vi)	Stripping costs in the production phase

Where production stripping activity does not result in inventory produced, but does provide improved access to the ore body, the costs are deferred when the stripping activity meets all of the following criteria: (1) it is probable that the future economic benefit associated with the stripping activity will flow to the Company; (2) the Company can identify the component of the ore body for which access has been improved; and (3) the costs relating to the stripping activity associated with that component can be measured reliably. Deferred stripping costs are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified component of the ore body to which access has been improved as a result of the stripping activity.

(vii)	Impairment of non-financial assets

Non-financial assets are evaluated at the end of each reporting period by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent the carrying amount exceeds the recoverable amount.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

3.	Summary of significant accounting policies (continued)

(e)	Mineral properties, plant and equipment (continued)

(vii)	Impairment of non-financial assets (continued)

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine value in use when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs and the discount rate used. Additionally, the reviews take into account factors such as political, social and legal, and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

(f)	Provision for mine closure and reclamation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate. The liability is recognized at the time environmental disturbance occurs and the resulting estimated costs are capitalized to the corresponding asset. The provision for mine closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and discounted at a pre-tax rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. Significant judgements and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in mine closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred, most of which are incurred at the end of the life of mine.

(g)	Financial instruments

(i)	Financial assets

The Company initially recognizes loans and receivables on the date that they originate. All other financial assets are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company classifies its financial assets as loans and receivables. The classification depends on the purpose for which the financial assets were acquired, and management determines the classification of financial assets at recognition.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

3.	Summary of significant accounting policies (continued)

(g)	Financial instruments (continued)

(i)	Financial assets (continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment. Loans and receivables are comprised of cash and cash equivalents, trade and other receivables, and loan to supplier. Included in trade receivables are provisionally priced sales receivables measured at fair value with changes recognized in profit or loss.

(ii)	Financial liabilities

The Company classifies all of its financial liabilities as other financial liabilities. Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

(h)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable or receivable in respect of previous years. The Company uses the balance sheet method of accounting for deferred income taxes. Under the balance sheet method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets also result from unused loss carry forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income against which the deferred tax assets can be utilized will be available. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expenses in the year that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

3.	Summary of significant accounting policies (continued)

(i)	Share-based payments

(i)	Stock options

The Company has a stock option plan that is described in note 14(b). Stock options granted to employees are measured at the grant date fair value of the instruments issued and amortized as an expense with a corresponding increase in equity over the vesting periods. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. Upon the exercise of stock options, consideration received is recorded as share capital and the related share-based payments reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payment reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to retained earnings.

(ii)	Stock appreciation rights (SARs)

SARs allow the holder to receive cash or common shares of the Company in the amount of the underlying value of the associated stock option. When the holder has the option of settling in cash or shares, the fair value of the SAR is recorded as a liability with no value assigned to an equity component. Changes to the fair value of the liability are recognized in profit or loss.

Where the holder elects to take common shares instead of cash, the value of the related liability is transferred directly to share capital; where the holder elects to settle SARs in cash instead of common shares, the value of the related liability is extinguished when the cash is paid.

(iii)	Restricted, performance and deferred share units (RSUs, PSUs and DSUs)

RSUs, PSUs and DSUs allow the holder to receive cash in an amount calculated with reference to the value of the Company’s shares. The RSUs, PSUs and DSUs are recorded as a liability at fair value at year end, with changes in the fair value of the liability recognized in profit or loss. The liability is extinguished when the units vest and cash is paid to the holder or when the units otherwise expire.

RSUs vest in thirds over a three year period, beginning one year after the grant date, and are settled in cash upon vesting. PSUs vest in full three years after the grant date and are settled in cash upon vesting, with payout value based on the Company’s share price performance relative to a group of peers. Both units are valued with reference to the Company’s current share price.

DSUs vest either immediately or over a specified time period, and are settled in cash when the holder of the units resigns from the Company. DSUs are valued with reference to the Company’s current share price.

(j)	Earnings per share

Earnings per share are calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method. The weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes all in-the-money stock options and stock appreciation rights are exercised at the beginning of the year and that the proceeds to be received on their exercise are used to repurchase common shares at the average market price during the year.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

4.	Accounting changes and recent accounting pronouncements

In May 2014, the IASB issued the final revenue standard, IFRS 15 - Revenue From Contracts With Customers, which will replace IAS 18 - Revenue, among other standards that do not currently affect the Company. The new standard was originally to be effective for fiscal years beginning on or after January 1, 2017, but in August 2015 the IASB extended the effective date by one year to January 1, 2018. The standard is still available for early adoption. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018. The Company does not expect the new standard to have a significant effect on its financial statements.

In January 2016, the IASB announced its new leasing standard, IFRS 16. The new standard will eliminate the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. The new standard will, instead, present a single on-balance sheet accounting model that is similar to current finance lease accounting. The new standard will take effect for fiscal years starting on or after January 1, 2019. The Company expects the new standard to result in some leases that are currently accounted for under the operating lease method being added to the balance sheet. Such adjustments, however, are not yet quantifiable as the Company’s assets under lease may be different at the time of standard implementation.

5.	Use of judgements and estimates

In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual amounts incurred by the Company may differ from these values.

(a)	Judgements

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainty (note 5(b)), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i)	Achievement of commercial production

Costs incurred to construct and develop mineral properties, plant and equipment, including directly attributable costs of testing, are capitalized until the assets are brought into the location and condition necessary to be capable of operating in the manner intended by management. Net proceeds from the sale of metals produced during this period are offset against costs capitalized. Depletion of capitalized costs for mineral properties and related plant and equipment begins when operating levels intended by management have been reached. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that the Bisha Mine reached the operating levels intended by management with regards to copper production on December 1, 2013. A similar judgement is expected to be made during 2016 with respect to the operation of the newly constructed zinc plant.

(ii)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

5.	Use of judgements and estimates (continued)

(a)	Judgements (continued)

(iii)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(iv)	Indicators of impairment

Judgement is required in assessing whether certain factors would be considered an indicator of impairment. Potential indicators of impairment must be evaluated in conjunction with many factors, including current and forecast economic conditions, internal projections and other factors which may indicate whether there is an indicator of impairment present, and accordingly, whether impairment testing is required.

(b)	Key sources of estimation uncertainty

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions; potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(i)	Reserve estimates including life of mine plan

The Company estimates its ore reserves and mineral resources based on information compiled by experts. Reserves are used in the calculation of depreciation, impairment assessment and for forecasting the timing of payment of mine closure, reclamation and rehabilitation costs.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

The carrying amounts of the Company’s mineral properties, plant and equipment are depleted based on recoverable base metal pounds or ore reserve tonnes, depending on the use of the asset. Changes to estimates of recoverable quantities of base metals, ore reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depletion rates and impairment analysis.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

5.	Use of judgements and estimates (continued)

(b)	Key sources of estimation uncertainty (continued)

(ii)	Estimated mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

(iii)	Classification of current and non-current portion of due from non-controlling interest

In determining the classification of current and non-current portion of due from non-controlling interest, the Company makes estimates of the future after-tax cash flows expected to be derived from the Bisha mining operation. Changes in metal price forecasts, estimated future costs of production, and estimated future capital expenditures could result in a change in the classification of the current and non-current portions of the due from non-controlling interest.

(iv)	Fair value of embedded derivative

The value of trade receivables from the sale of concentrate and direct shipping ore is measured using quoted forward market prices as at the balance sheet date that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the concentrate or ore. Fluctuations in the underlying market prices of copper, gold and silver, metal content and concentrate weight can cause significant changes to the ultimate final settlement value of the receivables and the final revenue recorded can vary significantly as a result.

(v)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. Forecasted income from operations is based on life of mine projections internally developed and reviewed by management.

Importance is given to tax planning opportunities that are within the Company’s control, are feasible and can be implemented without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

5.	Use of judgements and estimates (continued)

(b)	Key sources of estimation uncertainty (continued)

(vi)	Share-based payments

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares, whether a non-trading restriction has been imposed by the Company, and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

6.	Supplemental cash information

	2015	2014
Cash and cash equivalents
Cash	$135,597	$94,818
Cash equivalents	298,743	347,600
	$434,340	$442,418

The Company maintains virtually all of its cash and cash equivalents in USD currency. Cash equivalents consist of short-term deposits that are accessible with 30 days’ notice.

Supplementary information for the statements of cash flows is as follows:

	2015	2014
Non-cash investing and financing transactions
Closure and reclamation increase in mineral properties, plant and equipment	$3,000	$9,379
Change in accounts receivable related to pre-commercial production copper sales	-	(41,661)
Capital assets under finance lease	-	1,694
Depreciation added to (relieved from) inventory	(356)	1,039

7.	Accounts receivable and prepaids

	2015	2014
Trade receivables	$5,109	$19,403
Advances to vendors	7,698	9,873
Loan receivable	1,339	1,700
Prepaid expenses	1,483	1,744
Other receivables	305	555
Total accounts receivable and prepaids	$15,934	$33,275
Less: non-current portion of loan receivable	(725)	(1,087)
Accounts receivable and prepaids recorded as a current asset	$15,209	$32,188

During the year ended December 31, 2014, the Company made a loan of $2,200 to a transport company for equipment that is used in the transport of concentrate and direct shipping ore from mine site to port within Eritrea. The loan is repayable in equal instalments in the form of credits offset against operating amounts payable to the transport company over a five year period. A portion of the loan receivable has been recorded as a prepayment of an associated finance lease obligation related to the transport equipment.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

8.	Inventories

	2015	2014
Materials and supplies	$52,617	$59,533
Work-in-progress	38,043	24,640
Finished goods – copper concentrate	6,877	17,497
Total inventories	$97,537	$101,670
Less: non-current portion of ore in stockpiles	(20,042)	(14,819)
Inventory recorded as a current asset	$77,495	$86,851

During the year ended December 31, 2015, the Company recorded an inventory obsolescence provision of $5,373 to account for slow-moving and obsolete materials and supplies inventory (year ended December 31, 2014 – $2,094 for gold phase materials and supplies inventory).

The non-current portion of ore in stockpiles is not expected to be further processed within the next twelve months and consists of oxide ore, pyrite sand ore and primary ore.

Depreciation of $5,249 is included in work-in-progress and finished goods inventories at December 31, 2015 (December 31, 2014 – $5,605).

9.	Due from non-controlling interest

The amounts due from ENAMCO arose originally in October 2007 when the Company entered into an agreement with ENAMCO whereby the State increased its ownership in BMSC to 40% from its previous 10% free carried interest provided by Eritrean mining legislation. The amount receivable bears interest at a rate tied to the US Dollar LIBOR (December 31, 2015 – 1.0%) plus 4%. Interest income of $2,197 was recorded during the year ended December 31, 2015 (2014 - $2,621).

During 2013 the Company loaned an additional $16,750 to ENAMCO, which was collected in full during 2014, including interest of $682.

	2015	2014
Opening Balance	$48,483	$83,194

Accrued interest on purchase price receivable	2,197	2,305
Accrued interest on advances to non-controlling interest	-	316
Amounts received from non-controlling interest, including interest	(6,500)	(37,332)
Total due from non-controlling interest	$44,180	$48,483
Less: non-current portion of due from non-controlling interest	(38,825)	(27,272)
Due from non-controlling interest recorded as a current asset	$5,355	$21,211

10.	Mineral properties, plant and equipment

The Company’s properties are located in western Eritrea, a country located in north-eastern Africa. The properties under mining licenses include Bisha and Harena which together are subject to a mining agreement with the Government of Eritrea. The Bisha license was granted in 2008 for an initial period of 20 years. The Harena license was granted in 2012 for 10 years. The Mogoraib River exploration license is valid until July 1, 2016, but can be extended subject to a license renewal application.

Costs classified as mineral properties represent historic acquisition, exploration, evaluation and development costs at Bisha and Harena. Construction-in-progress at December 31, 2015, represents costs associated with the zinc phase construction.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

10.	Mineral properties, plant and equipment (continued)

Year ended December 31, 2015	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2014	$29,504	$16,704	$47,938	$395,391	$489,537
Additions	6,687	48,202	4,691	28,859	88,439
Disposals	-	-	-	-	-
Transfers	-	-	-	7,613	7,613
December 31, 2015	36,191	64,906	52,629	431,863	585,589
Accumulated depreciation
December 31, 2014	-	-	9,072	119,625	128,697
Charge for the year	-	-	3,627	41,136	44,763
Disposals	-	-	-	-	-
December 31, 2015	-	-	12,699	160,761	173,460
Net book value December 31, 2015	$36,191	$64,906	$39,930	$271,102	$412,129

Year ended December 31, 2014	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2013	$23,836	$5,749	$44,248	$371,038	$444,871
Additions	5,668	18,458	3,690	24,307	52,123
Disposals	-	-	-	(25)	(25)
Transfers	-	(7,503)	-	71	(7,432)
December 31, 2014	29,504	16,704	47,938	395,391	489,537
Accumulated depreciation
December 31, 2013	-	-	6,439	81,108	87,547
Charge for the year	-	-	2,633	38,533	41,166
Disposals	-	-	-	(16)	(16)
December 31, 2014	-	-	9,072	119,625	128,697
Net book value December 31, 2014	$29,504	$16,704	$38,866	$275,766	$360,840

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

10.	Mineral properties, plant and equipment (continued)

Transfers of construction-in-progress for the year ended December 31, 2015 and 2014, to mineral properties, plant and equipment are comprised as follows:

	2015	2014
Opening balance of Construction-in-progress	$16,704	$5,749
Additions
Tailings dam	-	2,175
Zinc phase construction	48,202	16,283
Balance before transfers	64,906	24,207
Tailings dam assets transferred to Plant and equipment	-	(7,503)
Closing balance of Construction-in-progress	$64,906	$16,704

Assets transferred from Construction-in-progress to Plant and equipment	$-	$7,503
Add (deduct)
Pre-commercial production sales credit	-	(9,725)
Capitalized pre-commercial operating costs	-	6,287
Deferred stripping transferred to mineral properties	-	-
Operational spares transferred from (to) inventory	7,613	(3,994)
Assets transferred to plant and equipment	$7,613	$71

As at December 31, 2015, plant and equipment includes finance-leased assets with a net book value of $3,426 (2014 - $4,710). As at December 31, 2015, the Company had commitments to purchase property, plant and equipment of $14,922 related primarily to the zinc phase expansion.

11.	Accounts payable and accrued liabilities

	2015	2014
Trade accounts payable	$32,271	$33,723
Accrued royalties	4,374	7,201
Accrued liabilities	20,236	13,245
	$56,881	$54,169

Included in accrued liabilities are incentive amounts due to employees (RSUs, PSUs) of $2,070 (December 31, 2014 - $1,364) and directors (DSUs) of $2,837 (December 31, 2014 – $1,999). The Company recorded $1,323 (2014 - $1,856) for RSUs and PSUs and $838 (2014 – $1,999) for DSUs in administrative expenses.

12.	Income taxes

(a)	Income tax expense

Income tax expense was recorded for income earned in the years ended December 31, 2015 and 2014, as follows:

	2015	2014
Current income tax expense	$(26,394)	$(85,759)
Deferred income tax expense	(8,525)	(26,718)
Income tax expense	$(34,919)	$(112,477)

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

12.	Income taxes (continued)

(b)	Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company’s statutory tax rate is as follows:

	2015	2014
Income tax expense at statutory rate of 26.0%	$(21,006)	$(72,551)
Tax effect of:
Difference in tax rates of foreign jurisdictions(1)	(10,869)	(34,982)
Benefit of tax losses not recognized	(56)	(2,331)
Non-deductible and other items	(2,988)	(2,613)
	$(34,919)	$(112,477)
(1)	The Eritrean statutory mining income tax rate is 38%.

(c)	Recognized deferred tax assets and liabilities

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	2015	2014
Deferred tax assets
Losses carried forward	$-	$136

Deferred tax liabilities
Mineral properties, plant and equipment	(65,431)	(57,042)
Net deferred tax liabilities	$(65,431)	$(56,906)

(d)	Unrecognized tax losses and tax assets

At December 31, 2015, the Company has available losses for income tax purposes in Canada totaling approximately $26,897 (2014 - $44,738) and losses carried forward in foreign jurisdictions of approximately $11,263 (2014 - $6,874) which, if not utilized to reduce income in future periods, expire through 2030. The benefits of these available tax losses and tax assets have not been recognized. Access to some of the losses carried forward in the future may be restricted.

Deferred tax assets have not been recognized in respect of the following items:

	2015	2014
Mineral properties, plant and equipment	$2,849	$6,529
Tax losses carried forward	38,161	53,006
	$41,010	$59,535

13.	Provision for mine closure and reclamation

	2015	2014
Balance, beginning of year	$34,196	$23,614
Accretion	1,536	1,203
Additional liability	3,000	9,379
Balance, end of year	$38,732	$34,196

The Company’s provision for mine closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha and Harena sites upon completion of mining. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and cost estimates prepared by a third party specialist.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

13.	Provision for mine closure and reclamation (continued)

During 2012 estimates prepared by the third-party specialist were updated to include the Harena mining license area as well as increases in cost estimates for certain reclamation activities. This report was updated internally with input from the third-party specialist as at December 31, 2015, to reflect additional disturbances incurred during the 2015 year. Management used a pre-tax discount rate of 5.01% and an inflation factor of 3.0% in preparing the Company’s provision for mine closure and reclamation. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2015, the undiscounted inflation-adjusted liability for provision for mine closure and reclamation is estimated to be approximately $59,100 (December 31, 2014 – $50,400), the increase in the obligation resulting from an increase to the impact area of the mine as well as an increase to cost assumptions for various closure activities. The cash expenditures are expected to occur over a period of time extending several years after the projected closure of the Bisha and Harena sites. Accretion expense of $1,536 (2014 – $1,203) is recorded in finance costs.

14.	Share capital

(a)	Authorized share capital consists of an unlimited number of common shares without par value.

(b)	Stock options

The shareholders of the Company adopted a stock option plan on May 4, 2015 (the Plan). The Plan expires after three years and is unchanged since September 5, 2012. The maximum number of options that can be issued under the Plan is 6.75% of outstanding shares, for a maximum option life of 5 years. As at December 31, 2015, 5,637,500 options under the former stock option plan remain outstanding. Total options outstanding are 12,893,333 at December 31, 2015.

The Company has recorded the fair value of all options granted using the Black-Scholes model. Share-based payment costs are amortized over vesting periods ranging between one and three years. During 2015, share-based payments costs were calculated using the following weighted average assumptions: expected life of option 3.9 years (2014 – 4.1 years), stock price volatility 46% (2014 – 55%), dividend yield 6.3% (2014 – 3.8%) and a risk-free interest rate yield of 0.7% (2014 – 1.3%). The fair value is particularly impacted by the Company’s stock price volatility.

The year ended December 31, 2015, includes $1,454 (2014 - $2,186) in share-based payment costs related to stock options, $1,454 (2014 - $2,153) of which were presented in administrative expenses and $nil (2014 – $33) in operating expenses.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2013	11,138,500	$ 3.95
Granted	1,853,500	4.18
Exercised as stock options	(345,000)	2.02
Forfeited	(465,000)	5.09
Outstanding, December 31, 2014	12,182,000	4.00
Granted	2,010,500	3.49
Exercised as stock options	(128,667)	4.13
Forfeited	(1,170,000)	4.16
Outstanding, December 31, 2015	12,893,833	$ 3.90

Type	Range of exercise price (CAD)	Number of options	Average remaining life in years
Vested (exercisable)	$3.14 – $4.81	7,768,177	1.2
Vested (exercisable)	$5.68 – $6.37	1,587,500	0.1
Unvested	$3.28 – $4.40	3,538,156	4.3
Total	$3.14 – $6.37	12,893,833	1.9

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

14.	Share capital (continued)

(b)	Stock options (continued)

The weighted average share price of the Company on the dates options were exercised in 2015 was CAD $4.95 (2014 – CAD $4.18). The weighted average price of options exercisable at the end of the year was CAD $3.98 (December 31, 2014 – CAD $4.05).

(c)	Stock appreciation rights

At December 31, 2015, $33 (December 31, 2014 - $654) was recorded in accounts payable and accrued liabilities to account for the liability associated with cash-settled SARs. All SARs that were eligible to be settled in either cash or equity, at the option of the holder, were exercised prior to their expiry in August 2014. The intrinsic value of vested SARs outstanding as at December 31, 2015, is $33.

During the year ended December 31, 2015, the Company recorded a credit of $621 in administrative expenses related to changes in the fair value of the stock appreciation rights during the year (2014 – expense of $23).

(d)	Shares reserved for issuance (fully diluted)

Number of shares
Issued and fully paid at December 31, 2015	199,781,469
Reserved for options (note 14(b))	12,893,833
Shares reserved for issuance (fully diluted) at December 31, 2015	212,675,302

(e)	Earnings per share

The calculations of earnings per share is based on the following data:

	2015	2014
Net income attributable to Nevsun shareholders	$22,794	$93,394
Effect of dilutive securities:
Change in stock appreciation rights liability	-	175
Diluted net income attributable to Nevsun shareholders	$22,794	$93,569
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	199,736	199,469
Dilutive options and SARs	1,725	1,268
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	201,461	200,737
Earnings per share
Basic	$0.11	$0.47
Diluted	$0.11	$0.47

Basic earnings per share is computed by dividing the net income attributable to Nevsun shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution of outstanding SARs and stock options in the weighted average number of common shares outstanding during the year, if dilutive.

(f)	Dividends

The Company declared quarterly dividends of $0.04 per share during 2015. The Company declared a quarterly dividend of $0.04 per share during the fourth quarter of 2014, and $0.035 per share for each of the first three quarters of 2014.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

15.	Interest in subsidiary

The following table presents the financial position of the Company’s 60% owned subsidiary, BMSC, as at December 31, 2015 and 2014. The information is presented on a 100% basis.

	2015	2014
Current assets	$129,778	$156,122
Non-current assets	429,513	372,145

Current liabilities	(55,225)	(47,501)
Non-current liabilities	(103,119)	(90,017)
Net assets	$400,947	$390,749
Net assets attributable to non-controlling interest	$160,379	$156,300

The following table presents the financial results of BMSC for the years ended December 31, 2015 and 2014, respectively:

	2015	2014
Revenues	$356,872	$555,012
Net income and comprehensive income	57,698	182,927
Net income and comprehensive income attributable to non-controlling interest	$23,079	$73,171

The following table presents the summary cash flow information of BMSC for the years ended December 31, 2015 and 2014, respectively:

	2015	2014
Net cash provided by operating activities	$131,906	$227,061
Net cash used in investing activities	(84,351)	(2,058)
Net cash used in financing activities	(47,500)	(210,453)
Increase in cash and cash equivalents	$55	$14,550

16.	Revenues

	2015	2014
Copper concentrate sales	$320,797	$544,232
Copper concentrate by-product sales	61,891	60,323
Other	21,537	5,467
Treatment and refining charges	(47,353)	(55,010)
	$356,872	$555,012

For the year ended December 31, 2015, copper concentrate sales are net of provisional and final pricing and physical quantity adjustments of $33,415 (2014 – $30,522). As at December 31, 2015, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable and payable of $8,342, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed. Provisional pricing periods are typically one to four months after shipment (see also note 21).

For the year ended December 31, 2015, copper concentrate by-product sales includes $16,414 (2014 – $nil) of revenue, net of final pricing and physical quantity adjustments of $877 (2014 - $nil), recorded on the sale of precious metal concentrate derived from pyrite sand ore.

Other revenue consists of pyrite sands and high-grade precious metals material shipped directly to buyers.

For the year ended December 31, 2014, the Company recorded pre-commercial production copper sales of $9,275. When offset by pre-commercial production operating costs of $4,803, depreciation and amortization of $855, and royalties of $629, the resultant net credit of $3,438 was offset against copper phase plant and equipment costs.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

17.	Operating expenses

	2015	2014
Raw materials, consumables and supplies	$65,495	$77,620
Employment, benefits and contractors	48,082	42,404
Transport, port and shipping	72,963	68,408
Repairs and maintenance	11,598	11,488
Overheads	8,350	9,249
Changes in inventories	(5,598)	(9,844)
Pre-commercial production operating expenses capitalized	-	(4,803)
	$200,890	$194,522

18.	Administrative expenses

	2015	2014
Salaries and employee benefits	$5,496	$5,912
Share-based payments	833	2,174
Long-term incentives	2,161	3,855
Business development	1,730	1,491
Other	3,375	3,931
	$13,595	$17,363

19.	Commitments

As of December 31, 2015, the Company had the following contractual obligations:

	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Purchase commitments and contractual obligations	$56,881	$56,881	$-	$-	$-
Mine closure and reclamation	59,100	-	300	-	58,800
Minimum operating lease payments	4,597	4,597	-	-	-
Total contractual obligations	$120,578	$61,478	$300	$-	$58,800

The Company has arranged an annually renewable environmental bond for the Bisha Project for $25,000 at a cost of 1% per annum.

20.	Segment information

The Company conducts its business as a single operating segment being the mining business in Africa. All mineral properties and equipment are situated in Eritrea. Cash and cash equivalents located outside of Africa at December 31, 2015, equal $432,090 (December 31, 2014 - $431,678).

The Company has 6 customers that each account for greater than 10% of the Company’s total revenue.

21.	Financial instruments and risk management

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.

The Company has exposure to the following risks from its use of financial instruments: market risk, credit risk, and liquidity risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, procedures and processes for measuring and managing risk, and the Company’s management of capital.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

21.	Financial instruments and risk management (continued)

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management procedures are established to identify and analyze the risks faced by the Company. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Company’s Audit Committee oversees how management monitors compliance with the Company’s financial risk management procedures and processes and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, interest rates, fuel prices and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

(i)	Metals price risk

The Company is subject to price risk fluctuations in market prices of copper, gold, and silver, and the profitability of the Company’s operations is highly correlated to the market prices of these metals. Historically, copper, gold, and silver prices have fluctuated widely and are affected by numerous factors outside the Company’s control.

The Company is subject to price risk from these fluctuations for sales that have not yet settled as of the balance sheet date. The commodity price risk associated with financial instruments relates to changes in fair value caused by final pricing adjustments to receivables for these metals.

The Company has not hedged any of its concentrate sales. The quantities of payable copper, gold, and silver subject to final settlement as at December 31, 2015, and the weighted average forward prices per pound or ounce used to value the related receivables are as follows:

	2015
	Quantity (000s payable pounds)		Weighted average forward price per pound
Copper subject to final settlement	25,355		$ 2.17
	Quantity (payable ounces	)	Weighted average forward price per ounce
Gold subject to final settlement	18,300		$ 1,060
Silver subject to final settlement	652,000		$ 13.78

Sales of copper concentrate are recognized on a provisional pricing basis when risks and rewards, transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices on a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of the related receivables will vary as the price for the underlying commodity varies in the metal markets. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as a change in revenue at each balance sheet date and at final settlement. The effect on revenue and accounts receivable and payable of a 10% change to the underlying metals prices is disclosed in note 16.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

21.	Financial instruments and risk management (continued)

(a)	Market risk (continued)

(ii)	Fuel price risk

Fuel consumption comprises a significant portion of the Company’s operating expenses and the Company is therefore subject to fuel price risk on fluctuations of the market price of diesel. Based on an estimated annual consumption of 43 million litres of diesel fuel, a $0.10 change in the price per litre of fuel would have a $4.3 million impact on earnings before tax.

(iii)	Currency risk

The Company’s functional currency is the United States dollar (USD). The Eritrean nakfa (ERN) is directly tied to the USD and therefore does not present a foreign exchange risk in terms of the functional currency. The Company is exposed to currency risk on settlements of purchases that were denominated in currencies other than the functional currency. Historically the currency exposures are primarily to the Canadian dollar (CAD), South African rand (ZAR), Australian dollar (AUD), and Euro (EUR).

The following is a break-down of financial assets and liabilities denominated in foreign currencies to which the Company is exposed:

	2015
	CAD	ZAR	AUD	EUR
Cash and cash equivalents	675	503	-	-
Accounts receivable	117	1	-	-
Payables and accruals	(9,740)	(5,341)	(129)	(444)
Net financial assets (liabilities)	(8,948)	(4,837)	(129)	(444)
USD foreign exchange rate	0.72	0.06	0.73	1.09
Balance sheet exposure in equivalent USD	(6,465)	(311)	(94)	(484)

	2014
	CAD	ZAR	AUD	EUR
Cash and cash equivalents	297	1,870	-	-
Accounts receivable	168	23	-	-
Payables and accruals	(8,305)	(314)	(203)	(1,501)
Net financial assets (liabilities)	(7,840)	1,579	(203)	(1,501)
USD foreign exchange rate	0.86	0.09	0.82	1.22
Balance sheet exposure in equivalent USD	(6,753)	136	(166)	(1,825)

Currency risk sensitivity analysis

A 10 percent strengthening of the US dollar against the above currencies at December 31 would have increased (decreased) net income by the amounts shown below. This analysis assumes that all other variables remain constant:

	2015	2014
CAD	$647	$675
ZAR	31	(14)
AUD	9	17
EUR	48	182

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

21.	Financial instruments and risk management (continued)

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s financial assets.

(i)	Cash equivalents

The Company limits its exposure to credit risk by only investing in highly liquid securities and only with counterparties that have a strong credit rating. Given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

(ii)	Accounts receivable

The Company’s accounts receivable are due primarily from the smelters and other customers to which the Company sells copper concentrate and have maximum settlement periods of approximately four months. Management does not expect these counterparties to fail to meet their obligations.

(iii)	Due from non-controlling interest

Due from non-controlling interest is collected from ENAMCO with collection terms based on cash flow from the Bisha Mine with a guarantee from the State of Eritrea for any shortfall. Management expects that Bisha Mine cash flow will be sufficient to allow collection from the non-controlling interest.

(iv)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. Cash and cash equivalents held by the Company have contractual maturities of less than 90 days. The maximum exposure to credit risk at the reporting date was:

	2015	2014
Cash and cash equivalents	$434,340	$442,418
Due from non-controlling interest	44,180	48,483
Accounts receivable	7,990	20,571
	$486,510	$511,472

The Company does not have any amounts receivable that it considers impaired or otherwise uncollectible.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically the Company ensures that it has sufficient cash on hand to meet expected operational expenses including the servicing of financial obligations, if any; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The contractual financial liabilities of the Company as of December 31, 2015, total $56,881 (December 31, 2014 - $54,169). The undiscounted cash flows of the liabilities are equal to their contractual amounts. Substantially all of the liabilities presented as accounts payable and accrued liabilities are due within ninety days of December 31, 2015.

(d)	Fair value versus carrying amounts

The carrying amount of financial assets and liabilities carried at amortized cost is a reasonable approximation of fair value.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2015 and 2014

22.	Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The capital of the Company consists of equity attributable to Nevsun shareholders and amounts related to non-controlling interest.

The Company manages its capital structure and makes adjustments in light of the changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the Company’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

23.	Key management personnel compensation

Key management personnel consists of directors, executive officers, management at a vice president level and the Bisha Mine General Manager.

	2015	2014
Salaries, directors fees and other short-term benefits	$4,897	$5,545
Share-based payments	592	1,820
Long-term incentives	1,859	3,980
Total key management personnel compensation	$7,348	$11,345

24.	Contingency

A lawsuit was filed in the Supreme Court of British Columbia against the Company (the "Araya Lawsuit") on November 20, 2014, by three plaintiffs who claim to have once worked with a local sub-contractor at the Bisha Mine. The plaintiffs claim that the Company is legally responsible for breaches of customary international law and British Columbia law for conduct allegedly engaged in by the local sub-contractor and the Eritrean Military. The plaintiffs are also claiming the right to bring the action in a representative capacity on behalf of certain persons who they allege were forced to work at the Bisha Mine (the “Group Members”). The plaintiffs claim general, aggravated and punitive damages for themselves and for the Group Members. No amount of damages is required to be quantified by the plaintiffs at this time. No trial date has been set.

It is not possible at this time to estimate the outcome of the Araya Lawsuit. The Company denies the allegations and will vigorously defend itself in this matter. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.